Filed by: GameStop Corp.

(Commission File No.: 001-32637)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

(and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended)

Subject Company: eBay, Inc.

Commission File No.: 001-37713

Item 1 Explanatory Note: On July 19, 2026, Ryan Cohen, Chairman and CEO of GameStop Corp., was interviewed by Financial Times in connection with an article. That article was published on July 19, 2026, and is included below.

GameStop extends pursuit of eBay despite Wall Street scepticism

By Oliver Barnes

GameStop chief executive Ryan Cohen is pressing ahead with a long-shot pursuit of eBay despite Wall Street scepticism, quietly amassing a nearly 10 per cent stake in the online marketplace.

Cohen has been working behind the scenes in recent weeks to respond to eBay’s rejection of his $56bn cash-and-stock takeover offer in May, which criticised the deal’s financing, leverage levels of the combined group and Cohen’s own economic incentives.

“The publicity hasn’t affected my life one bit,” Cohen told the FT. “All I do is work. I want to own eBay — that’s all I’ve been thinking about.” Cohen’s attempt to buy a company fivefold larger than the video game retailer was laughed off on Wall Street, and his assertion in a CNBC interview that the deal was funded by “half cash, half stock” quickly became an online meme.

Cohen’s relentless pursuit of eBay is evidence of the changing face of corporate America. Cohen, supported by an army of retail investors who backed his swift takeover of GameStop, is attempting to swallow one of America’s most well-known online retail brands — albeit one that has stagnated while rival Amazon grew to a $1tn-plus market capitalisation.

GameStop has almost doubled its eBay stake and Cohen withdrew a bonus plan that eBay’s board criticised that could have paid him as much as $35bn. The GameStop boss has also reshuffled his legal and public relations advisers, reassembling the team that helped him seize GameStop, and has been canvassing the opinion of some of eBay’s other largest investors, according to people familiar with the matter

All of these manoeuvres could be a prelude to Cohen taking his offer directly to shareholders. “We’re keeping all our options on the table,” said Cohen. “The optimist in me tells me they should do the right thing and engage with us but the pessimist in me tells them they’re going to wait till the annual meeting. There’s a lot of steps we can take between now and then.”

Despite Wall Street’s scepticism of Cohen’s pursuit, the GameStop boss has already started drawing up plans for how he would shake up eBay if he ever gets inside the C-suite. The remedy is aggressive cost-cutting to bring eBay’s operating expenses in line with Chewy, the online pet food retailer Cohen founded, and rivals such as Wayfair.

Operating expenses at eBay have increased by 26 per cent over the five years to $5.6bn last year, while operating income has fallen by 14 per cent to $2.2bn. Despite that, shares in eBay have more than tripled over the course of chief executive Jamie Iannone’s six-year tenure, driving its market value close to all-time highs of nearly $50bn at Friday’s close.

Some analysts have, however, praised eBay’s recent performance, pointing to recent improvements in marketplace growth and a disciplined capital allocation strategy. eBay declined to comment.

Cohen revealed that he emailed Iannone in May immediately following his public takeover attempt to try to broker a meeting near eBay’s headquarters in San Jose, California. But Iannone was unwilling to meet with the man gunning for his job. “This is really a vote on who shareholders want to run the business,” said Cohen. “It’s about who they want to be the CEO — me or the current CEO.”

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

No Offer or Solicitation

This communication relates to a business combination involving GameStop Corp. (“GameStop”) and eBay, Inc. (“eBay”) that has been proposed by GameStop (the “Proposed Transaction”). This communication is for informational purposes only and is neither an offer to sell or purchase, nor the solicitation of an offer to buy or sell, any securities (or the solicitation of any proxy or vote with respect to any matter), nor shall there be any sale or purchase, issuance or other transfer of securities (or the solicitation of any proxy or other vote) with respect to the Proposed Transaction or otherwise in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the Proposed Transaction. In connection with the Proposed Transaction, GameStop (and, potentially, eBay) may file one or more registration statements, proxy statements, proxy statement/prospectuses or other documents with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document GameStop and/or eBay may file with the SEC or send to stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS OF GAMESTOP AND EBAY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY PROXY STATEMENT(S), REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUSES AND/OR OTHER DOCUMENTS, CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) and/or proxy statement/prospectuses or other applicable definitive materials (if and when available) will be mailed to stockholders of GameStop and/or eBay, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by GameStop or eBay through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by GameStop will also be made available free of charge on GameStop’s website at https://investor.gamestop.com/.

Certain Information Regarding Participants

GameStop and its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the Proposed Transaction, should the Proposed Transaction and any such solicitation occur. Information about the directors and executive officers of GameStop is set forth in GameStop’s definitive proxy statement for the 2026 Annual Meeting of Stockholders that was held July 7, 2026 at 10:00 a.m. CDT, which was filed with the SEC on May 22, 2026, as supplemented by Supplement No. 1 on June 8, 2026 and Supplement No. 2 on June 23, 2026 (as supplemented, the “2026 Proxy Statement”), which is available here, including under the headings “Proposal 1: Election of Directors”, “Director Nomination Process”, “The Director Nominees”, “Director Nominee Qualifications and Experience”, “Biographies of Director Nominees”, “The Board of Directors”, “Corporate Governance”, “Director Compensation”, “Executive Officers”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Compensation Committee Interlocks and Insider Participation”, “Proposal No. 2: Advisory Vote on Executive Compensation”, “Compensation Discussion and Analysis”, “Offer Letters and Severance/Change in Control Benefits”, “Compensation Committee Report on Executive Compensation”, “Executive Compensation Tables”, “CEO Pay Ratio”, “Pay Versus Performance”, “Equity Grant Practices”, “Securities Authorized for Issuance Under Equity Compensation Plans”, “Audit Committee Matters”, “Certain Relationships and Related Transactions”, “Proposal 4: Approval of CEO Performance Award”, “Summary of the Proposed CEO Performance Award”, “Reasons for Approval of the CEO Performance Award”, “Market Capitalization Hurdles with Cumulative Performance EBITDA Hurdles Create Real Value for Stockholders”, “Background of the CEO Performance Award”, “Key Terms of the Proposed CEO Performance Award”, “Other Details Regarding the Proposed CEO Performance Award”, “The Compensation Committee’s Assessment of the CEO Performance Award”, “Practical Implications of the CEO Performance Award” and “Appendix A: CEO Performance Award Agreement”. To the extent holdings of such persons in the Company’s securities have changed since the amounts described in the 2026 Proxy Statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Additional information can also be found in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, filed with the SEC on March 24, 2026, which is available here.

As of the date hereof, GameStop directly beneficially owns 43,390,383 shares of common stock of eBay, par value $0.001 per share (the “Common Stock”). On May 3, 2026, GameStop delivered to the board of directors of eBay a non-binding proposal to acquire all of the outstanding Common Stock that it does not already own at a price of $125 per share of Common Stock, to be paid in a combination of cash and GameStop common stock. As a result of the foregoing, GameStop may be deemed to have direct or indirect interests with respect to eBay that are in addition to, or different from, those of other eBay stockholders.

Further information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus and/or other relevant materials to be filed with the SEC in connection with the Proposed Transaction when they become available.

Disclaimer

Any information concerning eBay contained in this communication has been taken from, or based upon, publicly available information. Although GameStop does not have any information that would indicate that any information contained in this communication that has been taken from such documents is inaccurate or incomplete, GameStop does not take any responsibility for the accuracy or completeness of such information. To date, GameStop has not had access to the books and records of eBay.

Forward-Looking Statements

Certain statements in this communication may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance. Such statements also include, among others, statements with respect to GameStop’s proposed acquisition of eBay, such as statements about whether or not the transaction will occur, expected cost reductions, operational benefits, financing, the timing and structure of the transaction, anticipated benefits of the combination, leadership of the combined company, and similar statements. These forward-looking statements are based on GameStop’s current beliefs, expectations and assumptions and involve significant known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, but are not limited to: the failure of eBay’s Board of Directors to engage with the proposal; the failure to negotiate or execute a definitive agreement providing for the consummation of a transaction on the terms described or at all; failure to obtain required financing on the expected terms; failure to obtain required regulatory approvals; failure to obtain required stockholder approvals of GameStop and/or eBay; failure to realize anticipated cost reductions, operational benefits, or operating efficiencies; risks related to integration of the businesses; the impact of the announcement of the proposal on GameStop’s and eBay’s respective businesses, customers, suppliers, and employees; the diversion of management attention; competitive responses; market and economic conditions; and other risks described from time to time in GameStop’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended January 31, 2026 and subsequent filings. GameStop undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Final terms and conditions of any transaction are subject to negotiation and execution of a definitive agreement providing for the consummation of a transaction.